UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-08864
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USG CORPORATION
(Exact name of registrant as specified in its charter)

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550 West Adams Street,
Chicago, Illinois 60661-3676
(312) 436-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 Par Value
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:
Common Stock, $0.10 Par Value – 1 holder
Preferred Stock Purchase Rights – 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, USG Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 6, 2019	By: /s/ Mary A. Martin Name: Mary A. Martin Title: Senior Vice President, General Counsel and Secretary